UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-41829

Primech Holdings Ltd.

23 Ubi Crescent
Singapore 408579
+65 6286 1868

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers; and Other Events

On November 15, 2023, the Board of Directors (the “Board”) of Primech Holdings Ltd. (the “Company”) approved the adoption a Clawback Policy that allows recovery of certain cash incentive payments and equity-based compensation provided to the Company’s current and former executive officers and such other senior executives/employees, along with a Whistleblower Policy and an Insider Trading Policy.

A copy of the Clawback Policy, the Whistleblower Policy and the Insider Trading Policy is attached as Exhibit 99.1, 99.2 and 99.3 hereto, respectively, and incorporated herein by reference

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Primech Holdings Ltd.

Date: November 17, 2023	By:	/s/ Kin Wai Ho
	Name:	Kin Wai Ho
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Clawback Policy

99.2	Whistleblower Policy

99.3	Insider Trading Policy

3